SHARE PURCHASE AGREEMENT


          This agreement (hereinafter referred to as: "The Share Purchase Agreement"), dated the 15th day of June 1998 is entered into by and between:

          1. NV Energiedistributiemaatschappij voor Oost-en Noord Nederland, having its corporate seat at Zwolle;

          2. NV NUON Energio-onderneming voor Gelderland, Friesland en Flevoland. having its corporate seat at Arnhem;

          3. NV Provinciale Noord-Brabantse Energie-Maatschappij (PNEM), having its corporate seat at 's-Hertogenbosch;

          4. NV Maatschappij voor Electriciteit en Gas Limburg (MEGA Limburg), having its corporate seat at Maastricht;

          5. NV Regionale Energiemaatschappij Utrecht (REMU), having its corporate seat at Utrecht;

          6. Energie Noord West (ENW) NV, having its corporate seat at Amsterdam Zuid-Oost;

          7.  NV Delta Nutsbedrijven, having its corporate seat at Middelburg;

          8. NV Electriciteitsbedrijf Zuid-Holland, having its corporate seat at 's-Gravenhage;

          9.  NV ENECO, having its corporate sent at Rotterdam;

          10.  NV Casema, having its corporate seat at Rijswijk;

          The parties mentioned under 1 up to and including 10 hereinafter jointly referred to as: "Sellers" and individually as "Seller";

          11. WorldPort Communications (Europe) BV, having its corporate seat at The Hague, hereinafter referred to as: "Purchaser"; and

          12. EnerTel NV, having its corporate seat at Rotterdam, hereinafter referred to as: "the Company."


                                    PREAMBLE

          WHEREAS, each of the Sellers is the owner of the shares, specified behind its name in Schedule A to this Share Purchase Agreement, except for the shares held by the Company, together representing the entire issued and outstanding share capital of the Company. The Company has an issued capital of NLG 74,597,500 divided into 7,459,750 shares of NLG 10 each, numbered 1 up to and including 7,459,750. The number of shares held by the Company amounts to 9,750. The number of shares to be sold by each of the Sellers pursuant to this Share Purchase Agreement amounts to 7,450,000, hereinafter individually or together referred to as: "Sale Shares";

          WHEREAS, none of the Sellers has individually control over the Company, nor has been involved in day to day management of the Company;

          WHEREAS, the provisions of the Merger Code of the Social Economic Council in connection with transfer of control have been, in as far as necessary, observed by Sellers and Purchaser; the Company does not have a Works Council but is in a process of organizing elections for a Works Council;

          WHEREAS, Sellers wish to sell and Purchaser wish to acquire all the Sale Shares;

          WHEREAS, each of the Sellers has provided the Company a right of use with respect to certain parts of a national glass fiber network in the Backbone Agreements (as defined in Article 1); Purchaser considers the Backbone Agreements as very important in connection with the intended transaction and has suggested certain amendments and clarifications, which were agreed to by the parties hereto;

          WHEREAS the parties have also agreed on certain other related matters;

          NOW, THEREFORE, each of the Sellers and Purchaser mutually agree to enter in to this Share Purchase Agreement which shall be governed by the following terms and conditions.

                                    Article 1

                                   Definitions

          In this Share Purchase Agreement the following terms have the meaning set forth hereafter, unless this Share Purchase Agreement expressly provides otherwise:

"Backbone Agreements"              the agreements between the Company and each
                                   of the Sellers assigned to another party as the case may be in which each Seller (or the party replacing it) provides a right of use to EnerTel with respect to certain glass fibers described in the agreement;

"Civil law Notary"                 the civil law notary, referred to in Article
                                   4 of this Share Purchase Agreement;

"Closing"                          the Transfer of the Sale Shares and the
                                   Claims, the payment of the Purchase Price and the release from the guarantees referred to in Article 4.4;

"Closing Date"                     the date on which the Closing shall take
                                   place, which shall not be later than 19th
                                   June, 1998;

"Company"                          EnerTel NV;

"Completion Date"                  16 June, 1998,

"Dead of Transfer"                 the notarial dead of transfer in respect of
                                   the Sale Shares, to be executed before the Civil law Notary pursuant to Article 4 of this Share Purchase Agreement;

"Dutch GAAP"                       generally accepted accounting principles
                                   following from the relevant provisions of book 2 of the Dutch Civil Code and from "Richtlijnen van de Raad voor de
                                   Jaarverslaggeving";

"Parties"                          Sellers and Purchaser;

"Purchase Price"                   the purchase price referred to in Article 3
                                   of this Share Purchase Agreement;

"Sale Shares"                      the shares in the capital of the Company
                                   mentioned on Schedule A, except for the
                                   shares held by the Company itself, together representing 100% of the currently issued and outstanding capital of the Company;

"Share Purchase Agreement"         this agreement including all Schedules and
                                   Annexes thereto;

"Transfer"                         the transfer of the Sale Shares from Sellers
                                   to Purchaser as referred to in Article 4 of this Share Purchase Agreement.


                                    Article 2

                        Sale and Purchase of Sale Shares

          2.1 Subject to the terms and conditions of this Share Purchase Agreement, each of the Sellers hereby sells all its Sale Shares in the Company, as specified behind Its name In Schedule A to this Share Purchase Agreement, to the Purchaser. The Sale Shares are sold with economic effect as of 1 January 1998, 0:00 hours,

          2.2 Each of the Sellers hereby sells and assigns, as per the Closing Date, to the Purchaser, who hereby purchases and accepts from the Sellers as per the Closing Date, each Seller's claim (collectively: "the Claims") against the Company resulting from the shareholders' loans provided to the Company by the Sellers in the total amount of NLG 50,000,000, in the proportions set out behind each Seller's name in Schedule A.


                                    Article 3

                                 Purchase Price

          3.1 The total Purchase Price for the Sale Shares and the Claims shall be NLG 186,000,000, to be allocated to each Seller in proportion of its participation in the Sales Shares (as set out In Schedule A).

          3.2 Aforementioned Purchase Price shall be paid by Purchaser, on the Completion Date, to the bank account of the office of the Civil Law Notary. Purchaser hereby authorizes the Civil Law Notary to pay on the Closing Date to each Seller that portion of the Purchase Price whereto each Seller is entitled pursuant to Article 3.1.

          3.3 Purchaser hereby waives any right of set-off and/or withholding with respect to the Purchase Price, payable by Purchaser pursuant to this
Article 3.


                                    Article 4

                                   Completion

          4.1 On the Completion Date the parties hereto shall do such things and sign such documents as should be done or signed on the Completion Date pursuant to this Agreement, all in accordance with the completion agenda which is attached to this Share Purchase Agreement as Schedule B. On the Closing Date, the Sale Shares of each of the Sellers, as specified behind its name in Schedule A, shall be transferred to Purchaser in accordance with the provisions of this Article 4.

          4.2 The Transferor will be effected by execution by Purchaser and by a proxy-holder on behalf of each of the Sellers and by the Civil Law Notary Mr.
H. van Wilsum, holding office at Amsterdam at the offices of Caron & Stevens/Baker & McKenzie in Amsterdam or another civil law notary holding office at the same address, of the Dead of Transfer which shall be in conformity with the draft attached hereto as Annex 1. The Company shall acknowledge the Transfer by co-signing the Deed of Transfer. As per the moment of transfer of the Sale Shares, the Civil law Notary shall hold the Purchase Price and amount referred to in Article 2.2 for the Sellers and shall immediately make the payments referred to in Article 2.2 and 3.2 by telephone transfers to the bank account numbers mentioned on Schedule A.

          4.3 Immediately after the Transfer, the Company shall ensure that the Transfer is validly registered in the shareholders' register of the Company and the transfer of the Claims shall be notified to the Company.

          4.4 On May 11, 1998, the Company and ABN AMRO Bank NV entered into a credit agreement with a maximum credit facility of NLG 50,000,000, ("the Loan Agreement", of which a copy is attached hereto as Annex 2) and each of the Sellers entered into a guarantee (also attached as Annex 2) in which it guaranteed a certain proportion of the Company's obligations under the Loan Agreement vis-a-vis ABN AMRO Bank NV. Before or on the Completion Date, the Purchaser shall make such arrangements with the ABN AMRO Bank as shall be necessary for the termination of each of Sellers' obligations resulting from such guarantees. All costs in connection with aforementioned termination shall be borne by the Purchaser. On the Completion Date the Purchaser shall produce a document confirming - to the satisfaction of the Sellers - that the Sellers are released from the guarantees referred to in this Article 4.4.

          4.5 Each of the Sellers hereby gives an unconditional and irrevocable power of attorney to any and all lawyers working with the law firm Buruma Maris and instruct each of them unconditionally and irrevocably to represent such Seller on the Closing Date for the purpose of passing the notarial deed referred to in Article 4.2.

          4.6 This Share Purchase Agreement is concluded under the suspensive condition ("opschortende voorwaarde") that the Closing shall take place on or before Friday 19th June, 1998.


                                    Article 5

                     Sellers' Representations and Warranties

          Each of the Sellers, hereinafter individually "the Warranting Seller" represents and warrants that the following statements are correct as of 1 January 1998 and as of the Completion Date. For the purpose of this Article 5, the words "to the best knowledge" shall mean the existing knowledge of the respective Warranting Seller based solely on a limited number of interviews with those individuals forming part of the management of the Company set out in Schedule C hereto and that the Warranting Seller, in providing documentation and information, is and has been solely relying on the documentation and information provided to it by such individuals.

          5.1 Corporate Standing. The Company is duly organized and validly existing under the laws of the Netherlands as a "naamloze vennootschap, met beperkte aansprakelijkheid" (public company with limited liability). The Articles of Association of the Company have not been amended since 9 September 1996. The information contained in the Trade Register concerning the Company is correct.

          5.2 Capital and Shares. There are no share certificates in respect of the Sale Shares. The Sale Shares have been validly issued and are free from all charges, liens and encumbrances and are fully paid up. Subject to the relevant blocking clause contained in the articles of association of the Company (article 14 thereof) the Warranting Seller is entitled without any restriction to sell and transfer its portion of the Sale Shares.

          5.3 The Financial Statements. To the best of the warranting Seller's knowledge the balance sheet ("the Balance Sheet") of the Company as at 31st December 1997 ("the Balance Sheet Date") and its profit and loss account for the year then ended as audited by Moret, Ernst & Young, true copy of which is attached to this Agreement as Annex 3, has been prepared in accordance with the requirements of all relevant laws and accounting principles generally accepted in the Netherlands. On 15 June, 1998, the shareholders of EnerTel have approved the Balance Sheet and the profit and loss account. Each of the Warranting Sellers expressly notifies the Purchaser that ABN AMRO has indicated that it is not prepared to provide credit facilities to the Company after 30 June 1998 or so much earlier as the Sale Shares shelf have been transferred to a third party.

          5.4 Dividends. Since the Balance Sheet Date no (interim) dividends have been declared or paid by the Company (so that the Sale Shares are sold with economic effect as of January 1, 1998) and none of the Sellers has any right to receive any (future) dividend or other contribution out of the profits of the Company. No person (except the shareholders as such) has any right to receive a contribution out of the profits or any of the provisions (including any pension provisions) of the Company other than contributions occurring in the ordinary course of business.

          5.5 Tax Matters and Social Security Contribution. To the best of the Warranting Seller's knowledge and other than as disclosed in the Balance Sheet, the Company has filed all tax (be it governmental or local) and social security contributions returns which should have been filed (including but not limited to those relating to corporation tax and VAT) and has paid all the taxes (be it governmental or local) including but not limited to PAYE (Loonbelasting) and social security contributions which have become due or have been assessed until the date of execution of the Agreement. To the best of the Warranting Seller's knowledge, no (additional) assessments have been imposed upon the Company by any governmental authority in respect of any tax or levy, any grant or premium received, or any social security premiums regarding the period preceding the date of the Share Purchase Agreement. The outcome of the current wage tax investigation by the Dutch Tax Authorities is yet uncertain. Potential additional assessments will be at the expense of the Purchaser.

          5.6 The Backbone. The Backbone Agreement between each Warranting Seller and the Company, amended in conformity with Article 9 of this Share Purchase Agreement, contains valid and binding obligations of such Warranting Seller, more in particular a valid right of the Company - subject to the terms and conditions set out in the relevant Backbone Agreement - to use the infrastructure described in Annex 2a of the relevant Backbone Agreement.

          5.7 No Material Information Undisclosed. To the best of the Warranting Seller's knowledge, there is no information which is or may reasonably be regarded as material to an accurate appraisal of the business, assets, liabilities, and affairs of the Company and which has not been disclosed to the Purchaser.


                                    Article 6

                     Parties' Representations and Warranties

          6.1 The Parties represent and warrant to each other that the following statements are true and correct on the Completion Date:

          (a) they are duly organized and validly existing companies. They are not declared bankrupt nor is there any action or request pending to declare them bankrupt and no request has been filed for a moratorium or suspension of payments by them or any similar arrangement for the benefit of creditors, nor has the same been granted;

          (b) they have the requisite power and authority to enter into this Share Purchase Agreement and to perform their obligations hereunder. This Share Purchase Agreement constitutes the legal, valid and binding obligation of the Parties enforceable against them in accordance with its terms;

          (c) the execution of and entering into this Share Purchase Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate and other action. The individuals executing this Share Purchase Agreement on behalf of the Parties are duly authorized to do so;

          (d) the execution of and entering into this Share Purchase Agreement, and the consummation of the transactions contemplated hereby, do not and will not (with or without the passage of time or the giving of notice) violate or conflict with any provision of the articles of incorporation or by-laws of the Parties, violate or conflict with any law binding upon the Parties or any of its properties or assets or violate or conflict with, result in a breach of, or constitute a default under any agreement or other obligation to which the Parties are bound.


                                    Article 7

                  Due Diligence Investigation by the Purchaser;
                        Acknowledgements by the Purchaser

          7.1 The Purchaser has performed a due diligence investigation with respect to the Company. All information that the Purchaser obtained or had available to it during such due diligence investigation, or that otherwise was made or has become available to the Purchaser or its advisors or is in the public domain, shall be deemed to be disclosed to the Purchaser. All documents described in the data room index list (of which a copy is attached hereto as Annex 4A) and in the list attached hereto as Annex 4B are in any event considered as disclosed to the Purchaser.

          7.2 The Purchaser acknowledges and agrees that it has performed, with the assistance of professional legal, accountancy and tax advisors, a due diligence investigation in form, scope and substance to its reasonable satisfaction.

          7.3 The Purchaser acknowledges that it has had (and that it advisors have had), in the framework of the Purchaser's due diligence investigation, sufficient opportunity for reviewing any and all information made available to it and its advisors.

          7.4 The Purchaser acknowledges that it has (and that its advisors have) obtained certain other information it (and its advisors) deemed proper and necessary for the purpose of entering into this Share Purchase Agreement, through interviews, site visits and questions submitted to the Sellers and the Purchaser warrants that it has raised with the Sellers specific issues which it considered relevant in connection with the transactions contemplated hereby.

          7.5 The Purchaser therefore acknowledges that the representations and warranties contained in this Share Purchase Agreement are the only representations, warranties or other assurances of any kind given by or on behalf of the Sellers on which the Purchaser may rely (and has relied) in entering into this Share Purchase Agreement.

          7.6 The Purchaser agrees that no statement, promise or forecast made by or on behalf of the Sellers or the Company or any of its respective agents or professional advisors shall form the basis of any claim by the Purchaser in connection with this Share Purchase Agreement.

          7.7 Any claim in respect of the representations and warranties of the Seller contained in this Share Purchase Agreement shall be subject to the provisions of Article 8 hereof.

          7.8 At the time of entering into this Share Purchase Agreement and at the Completion Date and after having concluded the due diligence investigation and the activities in connection therewith as referred to in this Article 7, the Purchaser is not aware of any matter or thing which is inconsistent with the representations and warranties contained in this Share Purchase Agreement or constitutes, or may constitute in the foreseeable future, a Breach (as defined) or a Non-Fulfillment (as defined) of any of them.

          7.9 The Purchaser has not taken, and will not take, any action (or omit to take any action if and when such action would be required to avoid the consequences set out hereafter) and shall use, as from the Completion Date, its best endeavors to procure that the Company will not take any action (or omit to take any action if and when such action would be required to avoid the consequences set out hereafter), which may (i) cause any matter or thing to be inconsistent with the representations and warranties contained in this Share Purchase Agreement, or (ii) cause a breach of any of such representations and warranties.

          7.10 The Purchaser is aware and approves that prior to the Completion Date, the Company and the present shareholders of the Company shall agree that no additional capital payments shall be made by the present shareholders further to the shareholders meeting of 18th June 1997 (minutes of which are attached hereto as Annex 5), and that - to the extent such payment obligation should follow from the above-mentioned shareholders' meeting - the general meeting of shareholders shall withdraw such decision.


                                    Article 8

                    Breach of Representations and Warranties

          8.1 In the event of a breach of any of the representations and warranties by one or more of the Sellers or the Purchaser (hereinafter referred to as a: "Breach") or non- fulfillment by one or more of the Sellers or the Purchaser of any other obligation contemplated by the Share Purchase Agreement (hereinafter referred to as a "Non-Fulfillment"), the relevant Sellers or the Purchaser, as the case may be, shall upon obtaining knowledge thereof notify the other Party promptly in writing of such Breach or Non-Fulfillment, setting out in reasonable detail the events or facts giving rise to the Breach or Non-Fulfillment, and specifying the amount of the damages claimed as a result thereof.

          Without prejudice to the provisions of this Article 8, the Purchaser acknowledges that if it wishes to make a claim for damages and related costs against the Sellers in relation to (i) a breach of the representations and warranties that are capable of being breached by one or more, but not necessarily all, Sellers individually ("Individual Representations and Warranties"), or (ii) a non-fulfillment of any other obligation contemplated by this Share Purchase Agreement that is to be performed by each of the Sellers individually ("Individual Obligations"), it can only make such claim against a Seller that has breached its Individual Representations and Warranties and/or that has not fulfilled its Individual Obligations. The Purchaser furthermore acknowledges that if it wishes to make a claim for damages and related costs against the Sellers in relation to (i) a breach of the representations and warranties that are necessarily capable of being breached by all Sellers together, or (ii) a non-fulfillment of any other obligation contemplated by this Share Purchase Agreement that is to be performed by all Sellers jointly, the Purchaser can only make a claim against each Seller in proportion to the percentage of shares in the entire outstanding capital of the company held by each Seller immediately prior to the Completion Date. A seller that is, either alone or together with other Individual Sellers, in breach of any representations and warranties or has, either alone or together with other Individual Sellers, not fulfilled its obligations contemplated by the Share Purchase Agreement, shall hereinafter be referred to as "Seller in Breach or Non-Fulfillment," respectively.

          8.2 If the notified party has not taken appropriate measures within 30 (thirty) days of notification in order to remedy the Breach or Non-Fulfillment concerned and a dispute arises in this respect between the relevant Seller(s) and the Purchaser, the resolution of the dispute will immediately be escalated in writing to the Chief Executive Officer levels of the relevant Sellers and the Purchaser in an attempt to resolve the dispute amicable and written reports of such dispute shall be submitted by each of the Parties to the said officers.

          8.3 In the event that such dispute is not resolved within 30 (thirty) days of aforementioned escalation, the party which is not in Breach or Non-Fulfillment shall be entitled to institute proceedings pursuant to Article 12.6 of this Share Purchase Agreement and to no other legal remedy.

          8.4 Subject to the other provisions of this Article, 8, the maximum liability of the Seller(s) in Breach or Non-Fulfillment for damages in connection with any Breach or Non-Fulfillment shall be limited to the amount of actual damages suffered by the Purchaser as a consequence of such Breach or Non-Fulfillment. therefore, the Purchaser shall not be entitled to claim any consequential or indirect damages or loss of profit in connection with or caused by a Breach or Non-Fulfillment.

          Any damages payable by the Seller(s) in Breach or Non-Fulfillment under this Share Purchase Agreement shall take into consideration the tax effects to the Purchaser or the Company, so that damages will be "net after tax effect" only.

          8.5 Warranty Cap and Threshold. The Purchaser can not raise claims resulting from a Breach or Non-Fulfillment, unless the aggregate amount of any such claims exceeds an amount of NLG 1,000,000. The liability of the Sellers shall be subject to the following caps:

          (i) the aggregate liability of all Sellers together pursuant to any and all Breaches and/or Non-Fulfillments, other than for legal defects to the title of the Sale Shares and the representations and warranties given under NLG 46,500,000; and

          (ii) the aggregate liability of all Sellers together pursuant to this Share Purchase Agreement is at all times limited to a cap of NLG 186,000,000; and

          (iii) the maximum liability of each individual Seller pursuant to this Share Purchase Agreement shall never exceed the amounts received by it pursuant to Articles 2.2 and 3.2.

          8.6 Time Limit. All rights to claim damages pursuant to a Breach or Non-Fulfillment are subject to a limitation period of one year which shall start to run at the Completion Date. This does not apply to (i) legal defects of the Sale Shares with respect to which the statutory limitation period applies and
(ii) to claims under Article 5.6 to which a limitation period of 30 months as of the Completion Date shall apply and (iii) to claims under Article 5.5 which shall terminate after twelve months after lapse of the statutory limitation period for the relevant taxes, social security contribution or other public charges imposed, levied, withheld or assessed by the competent authorities.

          8.7 Other Limitations. To the extent that it causes damages to the Seller(s) in Breach or Non-Fulfillment or to the extent that it makes it impossible for the Seller in Breach or Non-Fulfillment to limit its damages, no claim for a Breach or Non-Fulfillment shall arise in the event that the Purchaser has not notified the Seller(s) in Breach or Non-Fulfillment of such claim within thirty (30) days of becoming aware thereof.

          8.8 The Purchaser shall not be entitled to make any claim for any Breach to the extent that a provision for the matter or liability has been made in the Balance Sheet, or to the extent that its payments or discharge is taken into account or reflected in the Balance Sheet, or to the extent of the excess amount of any other provision which has been made for another matter or liability and which has not materialized to the amount provided for in the Balance Sheet.

          8.9 No claim by either party for any Breach or Non-Fulfillment shall arise from any matter disclosed or otherwise exempted in or pursuant to this Share Purchase Agreement or from any matter otherwise known by or disclosed or deemed to be disclosed to the Purchaser, its respective agents or professional advisors.

          8.10 No claim by either party for any Breach or Non-Fulfillment shall arise to the extent that the claim arises as a result of (i) any change in the accounting principles by the Company, or of (ii) any changes in applicable law or regulations.

          8.11 Third Party Claims. If any claim of the Purchaser in connection with a Breach or Non-Fulfillment is as a result of or in connection with a liability or alleged liability toward a third party, the Purchaser shall (i) promptly inform the Seller(s) in Breach or Non-Fulfillment thereof (and of the relevant facts of the matter at hand) in writing prior to any action in respect of such matter, and (ii) not take any such action within 15 (fifteen) days of so information the Seller(s) in Breach or Non-Fulfillment in order to allow the Seller(s) in Breach or Non-fulfillment to decide on the appropriate course of actin to be taken as the Seller(s) in Breach or Non-Fulfillment reasonably considers necessary to prevent or limit to the extent possible any loss or damage for which the Seller(s) in Breach or Non-Fulfillment may be liable (including taking such action to avoid, dispute or contest such liability as is reasonably practicable).

          8.12 The Purchaser may, notwithstanding the foregoing, be entitled to take any necessary action before the expiry of the 15 day period as mentioned in
Article 8.11 in urgent cases where immediate action is required, provided that the Purchaser shall at all time take into account the best interests of the Seller(s) in Breach or Non-Fulfillment and use its best endeavors to consult and seek agreement with the Seller(s) in Breach or Non-Fulfillment with regard to the actions to be taken and to the extent reasonably possible.

          8.13 In any event the Purchaser and the Seller in Breach or Non-Fulfillment shall mutually decide on the course of action to be taken, which action will have the purpose of preventing or limiting to the extent possible any loss or damage for which the Seller(s) in Breach or Non-Fulfillment may be liable, and in any event (without prejudice to the Seller(s)' in Breach or Non-Fulfillment liability to the Purchaser):

          (a) the Seller(s) in Breach or Non-Fulfillment shall be entitled, at its own expense, to have the exclusive conduct of any appeal, dispute, compromise, or defense of the dispute and of any incidental negotiations, and the Purchaser shall (and shall procure that the Company shall) take such action to avoid, dispute, resist, appeal, compromise or contest the liability as may be requested by the Seller(s) in Breach or Non-Fulfillment;

          (b) The Purchaser shall procure that the Seller(s) in Breach or Non-Fulfillment is provided with such information and assistance as the Seller(s) in Breach or Non-Fulfillment may reasonably require for avoiding, resisting, appealing, compromising or contesting any such liability;

          (c) The Purchaser shall, if and to the extent that the Seller(s) in Breach or Non-Fulfillment has reasonably compensated the Purchaser, assign and transfer to the Seller(s) in Breach or Non-Fulfillment, any and all rights and claims of the Purchaser which the Seller(s) in Breach or Non-Fulfillment deems necessary or incidental for avoiding, resisting, appealing, compromising or contesting any such liability; and

          (d) The Seller(s) in Breach or Non-Fulfillment shall in no circumstances be liable for any third party claim settled or otherwise compromised without its prior written consent.

          8.14 If in respect of any matter which would otherwise give rise to a Breach or Non-Fulfillment, the Purchaser or the Company is entitled to claim under any policy of insurance (or would have been so entitled had it maintained in force its insurable cover existing immediately prior to the Completion Date), the amount of insurance monies to which the Purchaser or the Company is or would have been entitled shall reduce pro rata parte or extinguish the claim for Breach or Non-Fulfillment.

          8.15 If in respect of any matter which would otherwise give rise to a Breach or Non-Fulfillment, the Purchaser or the Company is entitled to seek recourse against any third party, no claim can be made against the Seller(s) in Breach or Non-fulfillment before such recourse has been exhausted and the amount of monies recovered from such third party shall reduce pro rata parte or extinguish the claim for Breach or Non-Fulfillment.

          8.16 If the Seller(s) in Breach or Non-Fulfillment has made a payment for damages and the Purchaser or the Company simultaneously therewith or subsequently thereto receives any benefit otherwise than from the Seller(s) in Breach or Non-Fulfillment which would not have been received but for the circumstance giving rise to the claim in respect of which the payment for damages was made by the Seller(s) in Breach or Non-fulfillment, the Purchaser shall, once it or the Company has received the benefit, forthwith repay to the Seller(s) in Breach or Non-Fulfillment an amount equal to the lesser of the amount of such benefit and the amount paid by the Seller(s) in Breach or Non-Fulfillment.

          8.17 Any claim in connection with a Breach shall be limited to compensation of damages (taking into account the limitations set out in this Article 8); no claim for specific performance ("nakoming") shall be possible in connection with a Breach.


                                    Article 9

                              Use of Infrastructure

          9.1 On the Completion Date, each of the Sellers and the Company shall sign an Addendum to the Backbone Agreement in the form attached hereto as Annex 6, which shall be similar for each Seller except:

          (a) the descriptions of the infrastructure to which the various Backbone Agreements apply, which will be set out for each Seller in a new Annex 2a to the relevant Backbone Agreement; all such new Annexes 2a are attached hereto as Annex 7; and

          (b) the descriptions of the so-called "connection points" provided by each of the Sellers, which will be set out for each Seller separately in an annex to the relevant Addendum; all such annexes are attached hereto as Annex 8.

          9.2  On the Completion Date all
"Terbeschlkkingstellingsovereenkomsten" between the Company and each of the Sellers shall be terminated by means of a termination agreement in the form attached hereto as Annex 9. Each of the Sellers and the Company hereby agree that - in order to procure an undisturbed continuation of the businesses of the Company and the Sellers (or their relevant group companies) - following such termination all commercial relationships between such Seller and the Company (including the use by the Company of the regional telecommunications networks of such Seller) shall remain unchanged at the current conditions (as described in Annex 10, but excluding any arrangements in connection with the so-called "1600 services") for a period of 9 months as of the Completion Date or so much earlier as the Company and such Seller shall have concluded an agreement with respect to their commercial relationship, it being understood that if the Company and a Seller fail to reach agreement concerning their commercial relationship within 3 months as from the Completion Date, their present commercial relationship shall terminate automatically after 9 months as from the Completion Date. After such termination such Seller and the Company shall have no obligation vis-a-vis each other concerning the deliver or off-take of services (including the use by the Company of such Seller's local telecommunications network).

          9.3 The Sellers and the Company hereby confirm that any unsigned drafts, drafts signed by only one party, and drafts signed conditionally by one or more parties, in connection with the commercial relationships between the Company and a Seller shall have no significance whatsoever for the current or future relationship between the Sellers and the Company, and the Sellers and the Company agree that they cannot derive any rights from the existence or contents of such drafts.


                                   Article 10

                                     EDUnet

          10.1 As soon as practically possible after the Completion Date, the Company shall transfer all assets and liabilities in connection with the EDUnet project (as described in the EDUnet offer of 27th October 1997 and the additional offer of 23rd February 1998, hereinafter collectively: "the EDUnet Offer") to a separate legal entity ("Educatief Net BV") the share capital of which shall be held by the participating cable companies (in proportions to be decided between the relevant parties), save that the Company shall have the right to acquire up to 10% of the share capital. Such transfer shall take place on terms to be agreed on the basis of the principles laid down in this Article 10, and all the parties hereto shall use their best endeavors to achieve such transfer as soon as possible but not later than 15th July 1998, unless this is impossible because of external factors which cannot be influenced by the Parties.

          10.2 The Parties recognize that completion of such transfer might take a certain period ("the Interim Period") because of external factors, including but not limited to the explicit approval by the Ministry of Education, Culture and Science ("the Ministry") of such transfer, the obtaining (to the extent necessary) of a full discharge by the Ministry of the Company regarding the Company's present and future liabilities towards the Ministry and the obtaining (to the extent necessary) of a firm legal opinion that such transfer is not in violation with any applicable European or national laws. In order not to endanger the continuity of the EDUnet project, including but not limited to the relation with the Ministry, the Company will remain the contract party to the Ministry during the Interim Period and shall within ten working days following the Completion Date subcontract Educatief Net BV to perform all operations in relation to the project. Educatief Net BV in turn will subcontract the company to provide the necessary network services (known by Parties as "Perceel 1") on the principles laid down in this Article 10 and will carry out the services as known by Parties as "Perceel 2" (if applicable) in close cooperation with the cable companies and preferably supported by a specialized platform provider. The Company and the Purchaser shall use their best endeavors to obtain as soon as possible the cooperation of the Ministry in connection with the above.

          10.3 During the Interim Period, Parties will already work on the structure on the proposed transfer to accomplish a smooth transfer.

          10.4 In exchange for its cooperation with the transfer referred to in the previous paragraph, the Company shall, for the avoidance of doubt both for the phase known as "Pilot-phase" as well as for any subsequent phase, if any, have the right to:

          (a) perform - as a contractor to Educatief Net BV - the national backbone part of the work described as "perceel 1" in the EDUnet Offer on market terms increased by 5% over such contracting price of "perceel 1"; if EDUnet and the Company cannot agree on such market terms, such terms shall be determined by means of a binding advice by a party or an institute as mutually agreed upon by the Parties; and

          (b) offer to carry out "perceel 2" as described in the EDUnet Offer on a preferred supplier basis, meaning that EDUnet shall select the Company as contractor for the "perceel 2" activities if the Company's offer (in terms of price, quality and experience) is better or as good as any competing offer, provided that Educatief Net BV decides to subcontract "perceel 2";

provided that the Company will send their offer for the "Pilot-phase" to Educatief Net BV within 10 working days following the Completion Date.

          10.5 As a condition precedent to the transfer, the shareholders in Educatief Net BV will discharge the company for any present and future liability resulting from the transfer referred to in Article 10.1 towards any third party.

          10.6 Together with the transfer, the Company shall be reimbursed for all reasonable costs and expenses directly related to the EDUnet project and incurred by the company after 31st December 1997, assuming that any costs in connection with the EDUnet project incurred by the Company prior to 1st January 1998 were made with a view to preparing the EDUnet Offer.

          10.7 The Company shall - and the parties shall procure that Educatief Net BV will - discharge the management of the Company and hold them harmless in connection with the transfer referred to in paragraph 1 of this Article 10. The Parties agree that Article 10 constitutes a third party covenant
("derdenbeding") for the benefit of Educatief Net BV.


                                   Article 11

                 Confidentiality, Press Release and Information

          11.1 The Parties agree that they shall not (and shall procure that their respective advisors, officers and members of their respective boards of managing directors and supervisory directors shall not) at any time divulge, furnish or make accessible to anyone and treat as strictly confidential any confidential or secret knowledge or information obtained by each of the Parties in connection with the negotiation and conclusion of this Share Purchase Agreement with respect to each of the respective other Parties and their affiliated companies. The foregoing shall not apply (i) to information which is in the public domain as of the Completion Date, (ii) in case the Parties are required by law to divulge, furnish or make such information accessible, and
(iii) in the framework of compliance with requirements of any relevant stock exchange or regulatory or government body.

          11.2 Neither party shall make any press release nor similar public announcements with respect to the transactions contemplated in this Share Purchase Agreement without the prior written agreement of the respective other Parties except as mandatorily required by law and/or stock exchange regulations.

          11.3 In the interim period until the Completion date, Purchaser may request from each of the Sellers any information regarding the Company which may be reasonably regarded material to the business of the Company.


                                   Article 12

                                  Miscellaneous

          12.1 Each party to this Share Purchase Agreement shall bear the costs of its advisers. The costs of the Transfer Deed shall, however, be borne by Purchaser.

          12.2 This Share Purchase Agreement may be amended, modified or revised only by a written instrument duly executed by the Parties hereto.

          12.3 Any notice required or permitted to be given under this Share Purchase Agreement shall be in writing and shall be sent by registered mail, return receipt requested, to the addresses set forth below:

          To NV Energiedistributiemaatschappij voor Oost-en Noord
     Nederland: PO Box 519, 8000 AM Zwolle, att. Drs Ing C. Witvliet, fax nr 038-4554158

          To NV NUON Energie-onderneming voor Gelderland, Friesland en
     Flevoland: PO Box 9039, 6800 EZ Arnhem, att. Drs C.J. van de Horst, fax nr 026-3772071

          To NV Provinciale Noord-Brabantse Energie-Maatschappij (PNEM):
     PO Box 218, 5550 AE Valkenswaard, att. lr W.K. Wiechers, fax nr 040-
     2084454

          To NV Maatschappij voor Electriciteit en Gas Limburg (MEGA Limburg): PO Box 3920, 6202 NX Maastricht, att. lr G.J.M.
     Prieckaerts, fax nr 043-3855327

          To NV Regionale Energiemaatschappij Utrecht (REMU): PO box 8888, 3503 SG Utrecht, att. lr P.J. de Visser, fax nr 030-2976635

          To Energie Noord West (ENW) NV: PO Box 23451, 1100 DZ Amsterdam-Zuidoost, att. Drs P. Wilson, fax nr 020-3122698

          To NV Delta Nutsbedrijven: PO Box 5048, 4330 KA Middelburg, att. lr P. Stoter, fax nr 0118-628613

          To NV Electriciteitsbedrijf Zuid-Holland: PO Box 909, 2270 AX Voorburg, att. lr J.J. Verwar, fax nr 070-3472233

          To NV ENECO: PO Box 899, 2900 AW Capelle aan den IJssel, att. Drs R. Blom, fax nr 010-4577748

          To NV Casema: PO Box 345, 2600 AH Delft, att. Ing H. de Goede, fax nr 015-2121103

          To the Company: K.P. van der Mandelelaan 130-144, 3062 MB Rotterdam, att. The Management, fax nr 010-8803707

          To the Purchaser: G.J. van Marrewijkplantsoen 9, 2552 JR The Hague, att. Mr. B. Zolfagharpour, fax nr 070-3650891.

          Any notice shall additionally be sent in advance via telefax to the facsimile numbers indicated above but such facsimile message shall not constitute a notice by itself.

          12.4 If one or more provisions of this Share Purchase Agreement is or becomes wholly or partially invalid or unenforceable, the remaining provisions shall remain in force. The Parties undertake to replace the invalid or the unenforceable provisions of the Share Purchase Agreement by provisions which are effective and which - taking into account the object and purpose of this Share Purchase Agreement - deviate as little as possible from the invalid provisions.

          12.5 The Parties waive their respective rights to rescind or cancel this Share Purchase Agreement on the basis of the articles 6:265 or 6:228 of the Dutch Civil Code.

          12.6 This Share Purchase Agreement shall be governed by and construed in accordance with the laws of the Netherlands. All disputes between the Parties hereto arising under or in connection with this Share Purchase Agreement or any further agreements resulting herefrom, its existence, interpretation or execution, shall be decided by the competent court in The Hague to the exclusion of any other court.

          12.7 In connection with claims of the Purchaser resulting from this Agreement against two or more Sellers, each of the Sellers:

          (a) hereby chooses domicile for the purpose of receiving writs of summons in connection with such claim at the offices of Buruma Maris in Rotterdam (for the attention of Mr. H.L.M. Rek); and

          (b) agrees to be represented in any litigation in connection with such claim by Buruma Maris or such other law firm selected by the majority of the defendants in such litigation, always provided that each Seller shall at all times have the right to appoint its own lawyer if it has a reasonable ground for conducting its defense separately from the other defendants.



          Thus agreed and executed in Utrecht in 1 (one) original copy (to be deposited with the Civil Law Notary who will provide certified copies to each of the parties hereto) by:

NV Energiedistributiemaatschappij voor Oost-en Noord Nederland



Name:
Title:



NV NUON Energie-ondernieming voor Golderland, Friesland en Flavoland



Name:
Title:



NV Provincial Noord-Brabantse Energie-Maatschappij (PNEM)



Name:
Title:



NV Maatschappij voor Electriciteit en Gas Limburg (MEGA Limburg)



Name:
Title:



NV Regionale Energiemaatschappij Utrecht (REMU)



Name:
Title:



Energie Noord West (ENW) NV



Name:
Title:



NV Delte Nutsbedrijven



Name:
Title:



NV Electriciteitsbedrijf Zuid-Holland



Name:
Title:



NV ENECO



Name:
Title:



NV Casema



Name:
Title:



WorldPort Communications (Europe) BV



Name:
Title:



EnerTel NV



Name:
Title:


          LIST OF ANNEXES AND SCHEDULES TO THE SHARE PURCHASE AGREEMENT

ANNEX 1: the draft Deed of Transfer as referred to in Article 4.2 of the Share Purchase Agreement;

ANNEX 2: the Loan Agreement dated May 11, 1998 between EnerTel NV and ABN AMRO Bank NV (including the guarantees granted by the Sellers in this respect), as referred to in Article 4.4 of the Share Purchase Agreement;

ANNEX 3: the Balance Sheet of the Company as at 31st December 1997 and its profit and loss account as referred to in Article 5.4 of the Share Purchase Agreement;

ANNEX 4A:      a copy of the data room index list as referred to in Article 7.1 of the Share Purchase Agreement;

ANNEX 4B:      the list referred to in Article 7.1 of the Share Purchase
               Agreement;

ANNEX 5: the minutes of the Shareholders' Meeting of 18th June 1997 as referred to in Article 7.10 of the Share Purchase Agreement;

ANNEX 6:       the Addendum to the Backbone Agreement as referred to in Article
               9.1 of the Share Purchase Agreement;

ANNEX 7: the new Annexes 2a to the relevant Backbone Agreements as referred to in Article 9.1(a) of the Share Purchase Agreement;

ANNEX 8: the descriptions of the so-called "connection points" provided by each of the Sellers, which will be set out for each Sellers, which will be set out for each Seller separately in an annex to the relevant Addendum as referred to in Article 9.1(b);

ANNEX 9: the termination agreement in connection with the "Terbeschikkingstellingsovereenkomsten" between the Company and each of the Sellers as referred to in Article 9.2 to the Share Purchase Agreement;

ANNEX 10:      the draft "Memorandum" as referred to in Article 9.2 to the Share
               Purchase Agreement;

SCHEDULE A:    specification of the shares owned by each of the Shareholders as referred to in the first Recital of the Share Purchase Agreement;

SCHEDULE B:    the completion agenda as referred to in Article 4.2 of the Share
               Purchase Agreement;

SCHEDULE C:    list of the individuals forming part of the management of the
               Company with whom interviews were conducted as referred to in
               Article 5 of the Share Purchase Agreement.

                                    *   *   *

A copy of the above listed annexes and schedules will be provided to the Securities and Exchange Commission upon request.